Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 75-I dated April 24, 2007

Term Sheet No. 1 to
Product Supplement No. 75-I
Registration Statement No. 333-130051
Dated April 24, 2007; Rule 433

JPMorganChase ⬡

Structured Investments

JPMorgan Chase & Co.
$
7.60% Mandatory Exchangeable Notes due May 8, 2008
Linked to the Common Stock of Alcoa Inc.

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in any appreciation in the Reference Stock beyond the Cap Price, be willing to lose some or all of their principal at maturity, and, if we elect to deliver the Physical Delivery Amount at maturity, be willing to accept the risks of owning equities in general and the common stock of Alcoa Inc., in particular.
- The notes will pay 7.60% interest per year. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the performance of the Reference Stock during the term of the notes as described below. Excluding any accrued and unpaid interest, the value of your payment per note at maturity will not be more than the Cap Price and may be zero.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 8, 2008*.
- Payment at maturity for each note will be an amount in cash equal to the lesser of the Cap Price and the Final Share Price (or, in either case and at our election, the Physical Delivery Amount), together with any accrued and unpaid interest, as described below.

Key Terms

Reference Stock: The common stock, par value $1.00 per share, of Alcoa Inc. (New York Stock Exchange symbol "AA"). We refer to Alcoa Inc. as "Alcoa."

Interest Rate: **7.60% per annum**, paid quarterly and calculated on a 30/360 basis.

Principal Amount: $___ , which is equal to the average execution price per share of the Reference Stock, on the pricing date, that our affiliate has paid to hedge our obligations under the notes.

Maturity Date: May 8, 2008*

Pricing Date: On or about April 30, 2007

Settlement Date: On or about May 3, 2007

Observation Date: May 5, 2008*

CUSIP:

Interest Payment Date: Interest on the notes will be payable quarterly in arrears on August 3, 2007, November 3, 2007, February 3, 2008 and the Maturity Date (each such date, an "Interest Payment Date"), commencing on August 3, 2007, to and including the Interest Payment Date corresponding to the Maturity Date. See "Selected Purchase Considerations — Quarterly Interest Payments" in this term sheet for more information.

Payment at Maturity: The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive at maturity for each note, in addition to any accrued and unpaid interest:
  (1) if the Final Share Price is greater than the Cap Price, an amount in cash equal to the Cap Price (or, at our election, the Physical Delivery Amount); or
  (2) if the Final Share Price is equal to or less than the Cap Price, an amount in cash equal to the Final Share Price (or, at our election, the Physical Delivery Amount).

Excluding any accrued and unpaid interest, the value of your payment per note at maturity will not be more than the Cap Price and may be zero.

Cap Price: $___ , which is equal to 110% of the Principal Amount.

Physical Delivery Amount: If the Final Share Price is greater than the Cap Price, the number of shares of Reference Stock per note equal to (1) the Cap Price divided by (2) the Final Share Price.

If the Final Share Price is equal to or less than the Cap Price, the number of shares of Reference Stock per note equal to the Exchange Factor.

Fractional shares will be paid in cash. We will notify the trustee five business days before the maturity date if we elect to deliver shares of the Reference Stock equal to the Physical Delivery Amount to you at maturity.

Exchange Factor: Set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Dividend Protection: The Exchange Factor is subject to adjustment in the event that Alcoa pays a cash dividend on the Reference Stock for any calendar quarter in an amount either greater or less than the Dividend Threshold. If the calculation agent determines that Alcoa has failed to declare or make a cash dividend payment for any calendar quarter, the Exchange Factor will be subject to adjustment on the relevant Exchange Factor Adjustment Dates, which shall be August 1, 2007, October 31, 2007, January 30, 2008 and April 30, 2008 (or the next following business day if the specified date is not a business day) and the Observation Date, as applicable.

Dividend Threshold: $0.17 per share of Reference Stock, which is the amount of the dividend per share of common stock most recently paid by Alcoa prior to the date of this term sheet.

Final Share Price: The product of (1) the closing price of the Reference Stock on the New York Stock Exchange on the Observation Date and (2) the Exchange Factor.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 75-I.

Investing in the Mandatory Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 75-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 75-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 75-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) In connection with this offering, we will enter into a hedging arrangement with an affiliate of J.P. Morgan Securities Inc., whom we refer to as JPMSI, pursuant to which such affiliate will receive compensation. The amount of this compensation will depend on market conditions on the pricing date, as well as over the term of the notes, but that compensation, which includes our affiliates' expected cost of providing this hedge, as well as the profits our affiliates expect to realize in consideration for assuming the risks inherent in providing that hedge, is not expected to exceed 1.0% of the price to the public per note. See "Underwriting" beginning on page PS-31 of the accompanying product supplement no. 75-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 24, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 75-I dated April 24, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 75-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site):

- Product supplement no. 75-I dated April 24, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207001560/e27036_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 7.60% interest per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** — The notes offer quarterly interest payments at a rate of 7.60% interest per year. Interest will be payable quarterly in arrears on August 3, 2007, November 3, 2007, February 3, 2008 and the Maturity Date (each such date, an "Interest Payment Date"), commencing August 3, 2007 up to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in November 2007 shall be payable on November 5, 2007.

- **LIMITED APPRECIATION POTENTIAL** — At maturity, in addition to any accrued and unpaid interest, for each note, you will receive a payment in cash equal to the lesser of the Cap Price and the Final Share Price. If the Final Share Price is greater than the Cap Price, you will receive at maturity for each note the Cap Price in cash (or, at our election, the Physical Delivery Amount). If the Final Share Price is equal to or less than the Cap Price, you will receive at maturity for each note the Final Share Price (or, at our election, the Physical Delivery Amount). Accordingly, the appreciation potential is limited to the Cap Price regardless of any appreciation in the value of the Reference Stock beyond the Cap Price.

- **TAX TREATMENT AS A UNIT COMPRISING A FORWARD CONTRACT AND A DEPOSIT** — You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 75-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Forward Contract and a Deposit for U.S. federal income tax purposes. We will determine what portion of the payment made to you with respect to the notes will be treated as interest on the Deposit and as payment in consideration of your entry into the Forward Contract and will provide such allocation in the final term sheet or pricing supplement for the notes. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and determination as described above. If the notes had priced on April 23, 2007 and we had made such determination on that date, assuming the principal amount of each note is $34.15, of the approximate $0.65 quarterly coupon payable per note, we would treat approximately $0.45 as interest on the Deposit and approximately $0.20 as Contract Payments. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the pricing date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income. Although the U.S. federal income tax treatment of Contract Payments is uncertain, we intend to take the position that Contract Payments constitute taxable income at the time accrued or received in accordance with the holder's method of accounting for U.S. federal income tax purposes. However, there are other reasonable treatments that the Internal Revenue Service or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Forward Contract. If you are a Non-U.S. Holder, we and our affiliates do not intend to withhold on stated interest payments to you if you satisfy applicable documentation requirements. Others may withhold 30% of such payments unless you claim an exemption or reduction under an applicable income tax treaty. Non-U.S. Holders should consult their own tax advisers regarding the possibility of such withholding, including the possibility of obtaining a refund of withheld amounts.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 75-I dated April 24, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal and will not entitle you to a fixed amount at maturity. Instead, your payment at maturity will depend on whether the Final Share Price is greater than the Cap Price. If the Final Share Price is less than or equal to the Cap Price, at maturity you will receive, in addition to any accrued and unpaid interest, an amount in cash equal to the Final Share Price (or, at our election, the Physical Delivery Amount) per note. In such case, if the Final Share Price is less than the principal amount of your note, **you may lose some or all of your investment at maturity**.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE CAP PRICE PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK BEYOND THE CAP PRICE** — If the Final Share Price is greater than the Cap Price, you will receive at maturity, in addition to any accrued and unpaid interest, only an amount in cash equal to the Cap Price (or, at our election, the Physical Delivery Amount) per note. If the Final Share Price is less than or equal to the Cap Price, you will receive at maturity an amount in cash (or, at our election, the Physical Delivery Amount) that will be less than the Cap Price. Accordingly, your ability to participate in any rise in the market value of the Reference Stock will be limited by the Cap Price, regardless of any appreciation in the value of the Reference Stock beyond the Cap Price. As a result, your return on the notes may be less than the return obtainable if you had directly owned shares of the Reference Stock.

- **IF WE ELECT TO DELIVER THE PHYSICAL DELIVERY AMOUNT, THE VALUE OF REFERENCE STOCK DELIVERED AT MATURITY MAY BE LESS THAN IF WE HAD DELIVERED CASH** — Because the Physical Delivery Amount will be determined prior to the maturity date, if we elect to deliver the Physical Delivery Amount instead of the Cap Price or the Final Share Price, as applicable, to you at maturity for each note you hold, the market value of the shares of Reference Stock (plus cash in lieu of fractional shares) that you receive at maturity may be more or less than the amount you would have received had we delivered the applicable cash amount, as a result of fluctuations in the market value of the shares of Reference Stock during the period between the final Valuation Date and the maturity date. Consequently, it is possible that the aggregate value of the shares of Reference Stock (plus cash in lieu of fractional shares) that you receive at maturity may be less than the amount you would have received had we not made such election.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in Alcoa, such as voting rights or dividend payments. In addition, Alcoa will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH ALCOA** — We are not affiliated with Alcoa. We assume no responsibility for the adequacy of the information about Alcoa contained in this term sheet or in product supplement no. 75-I. You should make your own investigation into the Reference Stock and Alcoa. We are not responsible for Alcoa's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Alcoa, including extending loans to, or making equity investments in, Alcoa or providing advisory services to Alcoa. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Alcoa, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Alcoa as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 75-I.

JPMorgan Structured Investments —
Mandatory Exchangeable Notes Linked to the Common Stock of Alcoa Inc.

TS- 2

Public Information

      All information contained herein on the Reference Stock and on Alcoa is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Alcoa is a leading producer of primary aluminum, fabricated aluminum, and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating and recycling. The common stock of Alcoa, par value $1.00 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Alcoa in the accompanying product supplement no. 75-I. Information provided to or filed with the SEC by Alcoa, pursuant to the Exchange Act can be located by reference to SEC file number 001-03610, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

      The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 4, 2002 through April 20, 2007. The closing price of the Reference Stock on April 23, 2007 was $34.15. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

      Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Alcoa will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Examples of Hypothetical Payment at Maturity for Each Note

The following table illustrates hypothetical payments at maturity on an investment in a single note, based on a range of hypothetical Final Share Prices. For the following table and examples, we have assumed that (a) the investment is held from the date on which the notes are first issued until the stated maturity date, (b) the term of the notes is 365 days, (c) Alcoa does not change the amount of the quarterly cash dividend that it pays on the Reference Stock during the term of the notes and (d) there are no other anti-dilution adjustments to the Exchange Factor. We have also assumed the following:

- the Principal Amount: $34.15
- the Interest Rate: 7.60%
- the Cap Price: $37.57
- the Exchange Factor: 1.0

Hypothetical Final Share Price	% Change in Closing Price of Reference Stock	Total Return on Note (Excluding Interest Payments)	Interest Payments over Term of Note	Total Value of Payments Received over Term of Note**
61.47	80.00%	10.00%	$2.60	$40.17
56.35	65.00%	10.00%	$2.60	$40.17
51.23	50.00%	10.00%	$2.60	$40.17
47.81	40.00%	10.00%	$2.60	$40.17
42.69	25.00%	10.00%	$2.60	$40.17
40.98	20.00%	10.00%	$2.60	$40.17
37.57	**10.00%**	**10.00%**	**$2.60**	**$40.17**
35.86	5.00%	5.00%	$2.60	$38.46
35.00	2.50%	2.50%	$2.60	$37.60
34.49	1.00%	1.00%	$2.60	$37.09
34.15	**0.00%**	**0.00%**	**$2.60**	**$36.75**
32.44	-5.00%	-5.00%	$2.60	$35.04
30.74	-10.00%	-10.00%	$2.60	$33.34
29.03	-15.00%	-15.00%	$2.60	$31.63
27.32	-20.00%	-20.00%	$2.60	$29.92
23.91	-30.00%	-30.00%	$2.60	$26.51
20.49	-40.00%	-40.00%	$2.60	$23.09
17.08	-50.00%	-50.00%	$2.60	$19.68
13.66	-60.00%	-60.00%	$2.60	$16.26
10.25	-70.00%	-70.00%	$2.60	$12.85
6.83	-80.00%	-80.00%	$2.60	$9.43
3.42	-90.00%	-90.00%	$2.60	$6.02
0	-100.00%	-100.00%	$2.60	$2.60

** Note that in addition to interest payments over the term of the note, you will receive at maturity an amount in cash equal to either the Cap Price or the Final Share Price (or, in either case and at our election, the Physical Delivery Amount). Also note that if you receive the Physical Delivery Amount, the total value of payment received over the term of the note shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The Final Share Price is $51.23. Because the Final Share Price of $51.23 is greater than the Cap Price of $37.57, you will receive the Cap Price, or at our election, the Physical Delivery Amount, at maturity. Because the Cap Price is $37.57, the total value of your payments over the term of the note, whether in cash or shares of the Reference Stock, is $40.17.

Example 2: The Final Share Price is $37.57. Because the Final Share Price of $37.57 is equal to the Cap Price, you will receive the Final Share Price, or at our election, the Physical Delivery Amount, at maturity. Because the Final Share Price of the Reference Stock is $37.57, the total value of your payments over the term of the note, whether in cash or shares of the Reference Stock, is $40.17.

Example 3: The Final Share Price is $35.00. Because the Final Share Price of $35.00 is less than the Cap Price, you will receive the Final Share Price, or at our election, the Physical Delivery Amount, at maturity. Because the Final Share Price of the Reference Stock is $35.00, the total value of your payments over the term of the note, whether in cash or shares of the Reference Stock, is $37.60.

Example 4: The Final Share Price is $34.15. Because the Final Share Price of $34.15 is less than the Cap Price, you will receive the Final Share Price, or at our election, the Physical Delivery Amount, at maturity. Because the Final Share Price of the Reference Stock is $34.15, the total value of your payments over the term of the note, whether in cash or shares of the Reference Stock, is $36.75.

Example 5: The Final Share Price is $17.08. Because the Final Share Price of $17.08 is less than the Cap Price, you will receive the Final Share Price, or at our election, the Physical Delivery Amount, at maturity. Because the Final Share Price of the Reference Stock is $17.08, the total value of your payments over the term of the note, whether in cash or shares of the Reference Stock, is $19.68.

The actual payment you receive at maturity may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the pricing date.

If we elect to deliver the Physical Delivery Amount at maturity, the market price of the shares of Reference Stock that you receive per note on the stated maturity date may be less than the amount that you would have received had we delivered the applicable cash amount because the number of shares you receive will be calculated based upon the closing price of the Reference Stock on the Observation Date. See "Selected Risk Considerations — If We Elect to Deliver the Physical Delivery Amount, the Value of Reference Stock Delivered At Maturity May Be Less Than If We Had Delivered Cash."

JPMorgan Structured Investments —
Mandatory Exchangeable Notes Linked to the Common Stock of Alcoa Inc.

TS- 4